LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2009	mlevy@luselaw.com

May 31, 2011

Via Edgar and Hand Delivery

Michael Seaman, Esq.

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Provident Financial Services, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 001-31566

Dear Mr. Seaman:

On behalf of Provident Financial Services, Inc. (the “Company”), we are providing responses to the Staff’s letter dated May 6, 2011. The Company’s responses are set forth below and are keyed to the Staff’s comment letter.

General

1. Please tell us why you did not file a legality opinion with your automatic shelf registration statement filed on June 23, 2010 (File No. 333-167706). Otherwise, amend your registration statement to include a legality opinion.

The Company will amend its shelf registration statement to include an opinion regarding legality.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Mr. Michael Seaman

Special Counsel

U.S. Securities and Exchange Commission

May 31, 2011

Item 1. Business

Regulation and Supervision, page 24

2. You may not qualify this section by reference to the laws and regulations that are described. Please revise to eliminate the qualification and indicate that all material information is discussed. Confirm that you will not qualify this section in future filings.

The Staff’s comment is noted and will be addressed in future filings by eliminating the qualification and replacing the last paragraph of the text contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 under the heading “Regulation and Supervision – General” with the following: “The material laws and regulations applicable to the Company and the Bank are summarized below and elsewhere in the Form 10-K.” It is the Company’s intention and practice to disclose the material regulatory provisions and developments that may impact the Company and the Bank in Item 1 of the Form 10-K.

Item 1A. Risk Factors, page 37

3. Revise the introductory paragraph to indicate that the most significant factors that make an investment in your securities risky are presented. Revise the risk factors section as necessary. Confirm that in future filings your risk factors section will comply with the requirements of Item 503 of Regulation S-K.

The Staff’s comment will be addressed in future filings to clarify that the risk factors disclosed by the Company are the most significant factors that are specific to the Company and that may make an investment in the Company’s common stock risky. The lead-in paragraph to “Item 1A. Risk Factors” will be revised to eliminate the following sentence: “Additional risks and uncertainties could adversely affect our business, financial condition and results of operations.” The Company believes that the risk factors disclosed in the Annual Report on Form 10-K for the year ended December 31, 2010 are the most significant factors that are specific to the Company and make an investment in the Company’s common stock risky. The Company confirms that in future filings the risk factors section will comply with the requirements of Item 503 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note 6 – Loans, Receivable and Allowance for Loan Losses, page 84

4. We note you did not further disaggregate your commercial loan portfolio segment into classes for purposes of providing the disclosures required by ASU 2010-20. Further, we note your disclosure on page 8 that this loan category includes SBA guaranteed loans and guaranteed or assisted loans through various state, county and municipal programs. As SBA loans appear to have significantly different credit risk than general commercial loans, please tell us how you considered the guidance in paragraphs ASC 310-10-55-16 through 18 in determining whether to disclose these loans as a separate class.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Mr. Michael Seaman

Special Counsel

U.S. Securities and Exchange Commission

May 31, 2011

Government guaranteed loans described on page 8 of the Company’s Annual Report on Form 10-K totaled $7.6 million, or 0.64% of the Company’s commercial loan portfolio at December 31, 2010. The Company references the guidance in ASC 310-55-16 b. which notes: “Classes should secondarily be disaggregated to the level that an entity uses when assessing and monitoring the risk and performance of the portfolio for various types of financing receivables. This assessment should consider the risk characteristics of the financing receivables.” Despite the lesser degree of credit risk associated with Government guaranteed loans, due to the small aggregate balance of such loans, the Company elected to assess and monitor the risk and performance of these loans on the same basis as the remainder of its commercial loan portfolio. Therefore, the Company has not identified these loans as a separate class for purposes of the disclosures required by ASU 2010-20 at December 31, 2010. The Company will continue to monitor the level of Government guaranteed loans and will give consideration to identifying such loans as a separate class, should balances increase to a more significant amount.

5. We note that your impaired loans increased from $41.1 million to $47.7 million as of December 31, 2009 and December 31, 2010, respectively, and your specific reserves decreased from $12.5 million to $2.3 million over the same period. We note you had $31.9 million in impaired loans for which you had no specific reserves as of December 31, 2010. We further note your disclosure stating that the present value of expected future cash flows or current collateral valuations exceeded the carrying amounts of these loans. To further enhance our understanding of how you measure impairment under ASC 310-30, please provide us with a detail of your five largest impaired loans at December 31, 2010 for which you determined that a specific allowance was not required. Your response should include a discussion of the following:

•	When the loan was originated;

•	When the loan became impaired;

•	The underlying collateral supporting the loan;

•	The amount of any charge-offs recognized for the loan, as applicable;

•	The date and amount of the last appraisal obtained for the underlying collateral;

•	The estimated fair value of the underlying collateral at December 31, 2010;

•	If you applied a discount to the most recent appraised value, the discount applied and how it was determined; and

•	Any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

The information requested in the first six bullet points above is included in the attached Appendix. In accordance with the guidance in ASC 310-10-35, the Company evaluated the collateral

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Mr. Michael Seaman

Special Counsel

U.S. Securities and Exchange Commission

May 31, 2011

dependent loans listed on the Appendix as Loans A, B, and D for impairment based upon recent appraised values, less estimated selling costs. Collateral dependent Loan C was evaluated for impairment based upon the observable market price of the loan. The sale of Loan C was concluded in April 2011, resulting in an immaterial additional loss of $19,000. Loan E was an accruing troubled debt restructure that was not collateral dependent; therefore it was evaluated for impairment based upon the expected future cash flows discounted at the loan’s effective (original) interest rate. Loan E continues to perform in accordance with its modified terms.

6. Please confirm whether you use third-party appraisals to determine the fair value of the underlying collateral for all impaired loans which are collateral dependent. If so, please tell us and revise future filings to address the following:

•	How and when you obtained external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

•

The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-offs. In this regard, tell us if there have been any significant time lapses during this process; and

•

Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

A collateral dependent loan is recognized as non-performing and impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement.

The Company uses third-party appraisals to determine the fair value of the underlying collateral in its analyses of all impaired loans which are collateral dependent. A third party appraisal is generally ordered as soon as possible after a loan is designated as a collateral dependent impaired loan.

A specific reserve is established for each loan in which the loan’s carrying balance is greater than the collateral’s fair value, less estimated costs to sell. Charge-offs are generally taken for the amount of the specific reserve when operations associated with the respective property cease and it is determined that collection of amounts due will be derived primarily from the disposition of the collateral. At each fiscal quarter end, if a loan is designated as a collateral dependent impaired loan and the third party appraisal has not yet been received, an evaluation of all available collateral is made using the best information available at the time, including rent rolls, borrower financial statements and tax returns, prior appraisals, management’s knowledge of the market and collateral, and internally prepared collateral valuations based upon market assumptions regarding vacancy and capitalization rates, each as and where applicable. Once the appraisal is received and reviewed, the specific reserves are adjusted to reflect the appraised value. The Company believes there have been no significant time lapses during the process described.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Mr. Michael Seaman

Special Counsel

U.S. Securities and Exchange Commission

May 31, 2011

The Company will disclose the information provided above in future filings.

At the time of the filing of the Annual Report on Form 10-K for the year ended December 31, 2010, one loan was charged-off in an amount greater than what was determined to be the fair value of the collateral as presented in the appraisal. This loan is identified as Loan C in the attached Appendix. The Company was finalizing negotiations for the sale of the note to a third party purchaser at the time of the filing of the Form 10-K. An additional $129,000 (in excess of the charge-off warranted by the appraised value) was charged-off at December 31, 2010 to reflect the estimated net proceeds the Company expected to obtain upon conclusion of the note sale, and was reflected in the Company’s December 31, 2010 audited financial statements. The note sale was completed following the filing of the Form 10-K with a further immaterial loss of $19,000 recorded in April 2011.

7. If you do not use external appraisals to determine the fair value of the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

As previously stated in response to SEC comment 6 above, the Company obtains third party appraisals in determining the fair value of the underlying collateral for all impaired loans.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 112

8. Please note that the term “disclosure controls and procedures” is not defined in Rule 13a-14(c) of the Securities Exchange Act of 1934, as you have referenced in your discussion. Please revise.

The Company acknowledges the Staff’s comment regarding the appropriate regulatory reference for the definition of “disclosure controls and procedures” and notes that the Company’s Form 10-Q contains the correct SEC Rule references. The incorrect SEC Rule reference in the Form 10-K was the result of an oversight and future filings will contain the correct reference as follows: “disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e).”

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

9. Please revise to disclose the performance metrics for awards granted under your long-term equity incentive plan.

The Company first granted performance vesting stock awards in 2009 covering the prospective three-year performance-vesting period 2009-2011. Similar prospective three-year performance-vesting

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Mr. Michael Seaman

Special Counsel

U.S. Securities and Exchange Commission

May 31, 2011

grants have been made by the Company each year since 2009. As a result, the first vesting of such performance-based grants will occur following December 31, 2011, at which time the Company’s Compensation Discussion and Analysis contained in its 2012 definitive proxy statement will contain disclosures as to the achievement of (or failure to achieve) the performance metrics for the three-year measurement period.

Moreover, Instruction 2 to Item 402(e)(1) of Regulation S-K regarding disclosure of plan-based awards, provides that Instructions 4 and 5 to Item 402(b) of Regulation S-K apply with respect to the registrant’s ability to refrain from disclosing specific quantitative or qualitative performance-related factors that are used in connection with awards granted under a long-term equity incentive plan. Those Instructions state that disclosure of such performance factors or any other factors or criteria for awards is not required when the registrant’s compensation committee or board of directors determines that such disclosure would include confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant. The Company has not disclosed the three-year metrics in advance as they relate to future earnings per share growth and future financial performance against peers. The Company does not provide earnings guidance, and advanced disclosure would have the effect of providing such financial performance guidance.

Item 15. Exhibits and Financial Statement Schedules, page 114

10. Please amend the Form 10-K and file as an exhibit to the 2010 Annual Incentive Plan.

The Company’s annual cash incentive plans, including the 2010 plan, are not written plans and, as such, have not been filed as exhibits to the Company’s SEC filings. The specifics of the 2010 annual incentive plan were disclosed in a Current Report on Form 8-K filed on February 3, 2010, following the approval of the annual performance-based incentive plan by the Company’s Board of Directors. The Form 8-K filing disclosed the 2010 performance metrics for the payment of incentive-based cash compensation to the Company’s senior executive officers (including the President and Chief Executive Officer) and for other officers and employees eligible to participate. The Form 8-K disclosure also provided an estimate of the potential incentive-based compensation payments.

The Company and the Compensation Committee of the Board of Directors are assessing whether the key elements of an annual incentive-based compensation plan should be contained in a written plan document, in light of recent proposals arising from the Dodd-Frank legislation and other bank regulatory proposals covering incentive compensation. If a written plan covering annual incentive-based compensation is adopted, that plan document would be filed as an exhibit to the Company’s SEC filings.

* * * *

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Mr. Michael Seaman

Special Counsel

U.S. Securities and Exchange Commission

May 31, 2011

The Company duly acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the Staff’s comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009.

Very truly yours,

/s/ Marc Levy

Marc Levy

cc:	John F. Kuntz, Esq.
Thomas Lyons

Appendix A to Response to SEC Comment Letter

Provident Financial Services, Inc. –

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010 –

SEC File No. 001-31566

5 LARGEST IMPAIRED LOANS WITH NO RESERVES AS OF 12/31/10

Identifier Loan	December 31, 2010 Loan Balance $	Origination Date	Date of Impairment	Collateral Description	Charge Offs thru December 31, 2010 $	Appraisal		Fair Value Estimate As of December 31, 2010 $
						Date	Amount $
A	9,411,829	10/09/07	09/30/09	Hotel/ Residential Units	0	06/11/10	11,264,000	11,056,242	(1) & (2)
B	6,180,502	03/14/06	12/31/08	Land	5,187,357	12/03/10	6,180,502	6,180,502	(1)
C	3,890,550	04/20/05	12/31/08	Land	4,196,669	01/06/11	4,020,000	3,890,550	(1) & (3)
D	2,350,000	02/05/07	06/30/10	Vacant Medical Building	1,090,000	08/11/10	2,500,000	2,500,000
E	2,223,270	05/31/07	09/30/10	UCC/Life Ins-Cash SEC (4)	0	N/A	N/A	2,224,818	(4)

NOTES:

(1)	Appraised value and fair value estimate each represent the Company’s participation interest in a multi-creditor loan.
(2)	Fair value estimate reflects the appraised value adjusted for actual selling prices for unit sales in the project subsequent to the appraisal date.
(3)	Fair value estimate reflects the estimated proceeds of the sale of the note to a third party purchaser. The note sale was concluded in April 2011, resulting in an insignificant additional loss of $19,000.
(4)	Accruing troubled debt restructure, not collateral dependent. Fair value was estimated based on a discounted cash flow analysis updated at December 31, 2010.